Exhibit 99.1

Tims China Opens 500th Coffee Shop and Announces Strong Revenue Growth

Store opening comes shortly after listing on Nasdaq

October 17, 2022 16:30 ET | Source: TH International Limited

SHANGHAI, China and NEW YORK, Oct. 17, 2022 (GLOBE NEWSWIRE) -- TH International Limited, the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced that it has opened its 500th coffee shop and grew consolidated revenue by over 70% in the first half of 2022 versus the same period last year.

The 500th store is located in Dongguan, a city of over 10 million people on the Pearl River delta, less than 50 miles from Hong Kong. This latest opening underscores Tims China’s acceleration into new cities across China.

Tims China’s 500th coffee shop, located in Dongguan, Guangdong Province

Tims China’s first store in Dongguan captures the signature warmth of the brand as well as locally relevant nuances, reflecting the southern location and local style, and offers a relaxing environment for guests seeking comfort and refreshment. To celebrate the opening of its 500th coffee shop, Tims China is offering buy-one-get-one (BOGO) sales in all of its stores from October 12 to October 18.

Tims China serves freshly brewed beverages and baked goods to millions of guests, including over 9 million loyalty club members.

Customers at the Dongguan Coffee Shop on Opening Day

Yongchen Lu, CEO of Tims China, said, “We have entered autumn in a very special way this year. Closely following our listing as a public company, we are pleased to announce our 500th coffee shop. This opening illustrates how we are going deeper into China to offer more guests a great coffee experience.”

Tims China opened its first store in Shanghai in 2019 and its 300th store less than a year ago, in October 2021. The 500th store opening comes shortly after the Company’s shares began trading on Nasdaq under the symbol “THCH” on September 29, 2022.

Tims China Chairman Peter Yu rings the opening bell at the Nasdaq HQ in New York

At the same time, Tims China announced strong year-on-year revenue growth in the first half of 2022. Revenue for the first half of 2022 totaled RMB 404 million, 70% higher than the RMB 237 million generated in the same period of 2021.

About TH International Limited

TH International Limited is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

Contacts

Investor Relations
Tims China Investor Relations:
IR@timschina.com

ICR, LLC
TimsChinaIR@icrinc.com

Public Relations
ICR, LLC
TimsChinaPR@icrinc.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, such as the geographic expansion of its store network, its upcoming sales and its ability to offer a great coffee experience to customers. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-1, as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2022 and other documents to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company cannot assure you that these forward-looking statements will prove to be accurate and assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Photos accompanying this announcement are available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/0c5dbb56-97a8-41b8-880d-30c6dd21a280

https://www.globenewswire.com/NewsRoom/AttachmentNg/e3b7ef18-3523-482e-8f2b-9ba334ed1e88

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